FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________.

Commission file number 1-0945

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and delinquent participant contributions for the year ended December 31, 2004, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
June 16, 2005

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	2003
Investments, at fair value:	$107,374,266	$87,341,235
Cash	87	--
Receivables:		
Participant contributions	114,234	265,743
Employer contributions	81,843	176,393
Interest	22,422	4,790
Net amount due (to) from broker for pending trades	638,033	524,899
Net assets available for benefits	$108,230,885	$88,313,060

The accompanying notes to financial statements are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

Net assets available for benefits:	
Beginning of year	$ 88,313,060
Contributions:	
Participant contributions	7,834,768
Employer contributions in stock	4,797,323
Participant rollovers	234,334
Total contributions	12,866,425
Investment income	906,738
Net appreciation in fair value of investments	12,568,210
Administrative expenses	(15,450)
Distributions	(6,523,441)
Transfer from other qualified plan	115,343
Net assets available for benefits: End of year	$ 108,230,885

The accompanying notes to financial statements are an integral part of this financial statement.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) of Oceaneering International, Inc. (the "Company") and its affiliates. Prior to October 1, 2003, employees were eligible to participate after completing twelve months of service.

Effective July 22, 2004, the Reflange Profit Sharing Plan merged into the Plan.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank is the trustee of all investments held by the Plan.

Participants have the option of investing their contributions among sixteen funds: two common/collective funds, thirteen mutual funds, and Oceaneering International, Inc. Common Stock.

Non-highly compensated participants may contribute on a pre-tax basis up to 80% of their compensation as defined in the plan document, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue Code (the "Code"). The deferral limit for highly compensated employees will be determined annually by the Company at a level intended to reduce excess contributions to the Plan. For 2004, the deferral limit for highly compensated employees was 9%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. Employer contributions may be made in the form of Oceaneering International, Inc. Common Stock or cash. The Plan gives participants the unrestricted right to reallocate their matching accounts from Oceaneering International, Inc. Common Stock into any other investment fund offered by the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis and set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 5.00% and 10.5% as of December 31, 2004. Principal and interest are paid through payroll deductions.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Any expenses incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan. All other expenses of the Plan are paid by the Company.

The Plan provides that the entire amounts of participant contributions are fully vested. The Plan provides that employer contributions will vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
At least 1 but less than 2	10%
At least 2 but less than 3	20%
At least 3 but less than 4	40%
At least 4 but less than 5	60%
At least 5 but less than 6	80%
6 or more	100%

The non-vested portion of a participant's employer contribution account is forfeited upon termination of employment for any reason prior to age 55 other than his or her death or disability. If the participant is not reemployed by the end of the plan year within which the termination occurred, his or her employer contribution account is closed and the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive years within which a participant has less than the required hours of service.

Included in net assets available for benefits are forfeitures in the amount of $78,694 and $315,138 at December 31, 2004 and 2003, respectively, such amounts being available to reduce future employer contributions.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 5 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on their account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Company common stock, or cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

(2) Accounting Policies

The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis for financial reporting purposes using information provided by Wells Fargo Bank. Oceaneering International, Inc. Common Stock is reported in the accompanying financial statements at fair value based on the quoted market price. Money market funds and participant loans are valued at cost, which approximates fair value. The Plan's other investments (common/collective funds and mutual funds) are stated at their respective fair values, as determined by the trustee or by reference to published market data.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

(3) Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. Common Stock, common/collective funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(4) Federal Income Taxes

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 30, 2001 stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

(5) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 or 2003:

	December 31, 2004	December 31, 2003
Oceaneering International, Inc. Common Stock	$25,691,573	$23,902,060
Wells Fargo Stable Value Return Fund G	--	16,312,722
Wells Fargo Stable Value Return Fund N	21,578,007	--
Dreyfus Intermediate Term Income Fund	--	11,458,178
Dreyfus Mid Cap Value Fund	--	5,285,177
MFS Capital Opportunities Fund	--	5,145,569
MFS Mid Cap Growth Fund	--	5,144,415
Goldman Sachs Core Fixed Income Institutional Fund	10,351,681	--
Davis New York Venture Fund	5,892,732	--
T. Rowe Price Mid Cap Value Fund	8,783,926	--
Artisan Mid Cap Fund	6,069,499	--

In the accompanying statement of changes in net assets available for benefits, net appreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2004, the Plan's investments appreciated in value as follows:

Common Stock	$ 7,544,181
Common/Collective Funds	1,268,745
Mutual Funds	3,755,284
	$12,568,210

(6) Subsequent Event

Prior to April 1, 2005, each participant's portion of the employer matching contribution was deposited into the participant's common stock fund. Participants had the unrestricted right to reallocate the contribution into any other investment option offered by the Plan. Effective April 1, 2005, the Company's matching contributions are deposited directly into the fund options chosen by the participants, for the investment of their pre-tax deferrals to the plan.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
EIN: 95-2628227 PN: 003

Year ended December 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 652	$652

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003

December 31, 2004

	Description or Identity of User	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	688,413 shares	$ 25,691,573
*	Wells Fargo Short-term Investment Money Market Fund	Money Market Fund	1,320,149
*	Wells Fargo S & P 500 Index Fund	Common/Collective Fund	3,992,271
	AIM Basic Value Fund	Registered Investment Company	3,182,189
*	Wells Fargo Outlook 2010 Fund	Registered Investment Company	598,340
*	Wells Fargo Outlook 2020 Fund	Registered Investment Company	538,104
*	Wells Fargo Outlook 2030 Fund	Registered Investment Company	472,959
*	Wells Fargo Outlook 2040 Fund	Registered Investment Company	507,789
	MFS Total Return Fund	Registered Investment Company	3,945,985
*	Wells Fargo Stable Value Return Fund	Common/Collective Fund	21,578,007
	Goldman Sachs Core Fixed-Income Institutional Fund	Registered Investment Company	10,351,681
	American Funds Growth Fund	Registered Investment Company	1,879,384
	T. Rowe Price Mid Cap Value Fund	Registered Investment Company	8,783,926
	Artisan Mid Cap Fund	Registered Investment Company	6,069,499
	Columbia Acorn Z Fund	Registered Investment Company	4,506,362
	Fidelity Advisor Diversified International Fund	Registered Investment Company	3,378,597
	Davis New York Venture Fund	Registered Investment Company	5,892,732
*	Participants Loans	Interest rates ranging from 5.00% to 10.5% with varying maturity dates	4,684,719
	Total		$107,374,266

* Party-In-Interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-77451 and No. 333-98211) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 16, 2005, with respect to the financial statements and schedules of the Oceaneering Retirement Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Houston, Texas
June 22, 2005

SIGNATURES

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN

By: ______________________
George R. Haubenreich, Jr.
Chairman, Advisory Committee

Date: June 27, 2005